Exhibit (a)(1)(G)

FORM OF CONFIRMATION EMAIL

TO PARTICIPATING ELIGIBLE OPTIONHOLDERS

Date:
To:
From:	EnteroMedics Inc.
Re:	Confirmation of Acceptance of Participation in Exchange Offer

Thank you for your submission of your election to participate in the Exchange Offer. We confirm with this email that we have accepted your election to participate and have canceled the following Eligible Options that you have properly tendered pursuant to the procedures outlined in the Exchange Offer:

Grant Number	Grant Date	Exercise Price (Post-Split)	Shares Granted (Post-Split)

Subject to your continued employment with EnteroMedics on the New Option Grant Date and the other terms and conditions of the Exchange Offer, you now have the right to receive New Options.

You will receive a new stock option agreement in approximately four weeks for each Eligible Option that has been tendered and canceled in the Exchange Offer. These new stock option agreements supersede the stock option agreements you originally received for the Eligible Options you tendered in the Exchange Offer and describe the terms of the New Options granted pursuant to the Exchange Offer. After receiving and reviewing each of your new stock option agreements you will need to execute a signed copy and deliver it to                     .

In the meantime, if you have any questions, please send an email to Ann McGrath (amcgrath@enteromedics.com).